Exhibit 99.1

NEWS RELEASE

Issued on behalf of Reed Elsevier PLC and Reed Elsevier NV

14 June 2005

Reed Elsevier Completes $700 Million Two Tranche Global Bond

Reed Elsevier announced today the completion of a $700 million two tranche global bond through its wholly owned US subsidiary, Reed Elsevier Capital Inc. Reed Elsevier will use the proceeds from the offering to refinance short term borrowings.

The transaction is comprised of $450 million of seven year notes priced at US Treasuries plus 90 basis points to yield 4.65% and $250 million of five year floating rate notes priced at three month LIBOR plus 33 basis points. Citigroup Global Markets and Deutsche Bank Securities were the Joint Bookrunners.

The notes were issued off a shelf registration statement filed with the US Securities and Exchange Commission (“SEC”).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

A copy of the prospectus relating to the offering was filed with the SEC on 9 June 2005, and is available on the Reed Elsevier website at: http://www.reedelsevier.com/index.cfm?articleid=173

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